SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX
Exhibit 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Name: Tor F. Johansen
Title: Executive Vice President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated September 25, 2007	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.

Exhibit Index is on page 3

Exhibit 1
PRESS RELEASE
September 25, 2007
OLIVER SIEM APPOINTED EKSPORTFINANS’ NEW DIRECTOR OF TREASURY
With effect from January 1, 2008, Oliver Siem takes over as Executive Vice President and Director of Treasury at Eksportfinans. Siem follows Søren Elbech, who has had this position since January 1, 2007.
Oliver Siem comes from the position as Senior Vice President and Deputy Director of Treasury, where he has had special responsibility for the funding activities of Eksportfinans ASA. Mr. Siem joined Eksportfinans in 1998, where he has held several different positions. He has previous work experience from Kommunalbanken Norway, The Norwegian Ministry of Foreign Affairs and The Norwegian Trade Council (now Innovation Norway), and is a graduate of the University of Oslo and the University of Kent in Great Britain.
For more information, please contact:
President and CEO Tor F. Johansen, telephone +47 22 01 22 30,
e-mail tfj@eksportfinans.no
Head of Communication Elise Lindbæk, telephone +47 22 01 22 64,
e-mail el@eksportfinans.no

Exhibit Index is on page 3